Global Indemnity Group, LLC

GBLI Holdings, LLC

Three Bala Plaza East, Suite 300

Bala Cynwyd, Pennsylvania 19004

August 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Global Indemnity Group, LLC

GBLI Holdings, LLC

Request for Acceleration

Registration Statement on Form S-3

File No. 333-258317 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), Global Indemnity Group, LLC, a Delaware limited liability company (“Global Indemnity”), and GBLI Holdings, LLC, a Delaware limited liability company (together with Global Indemnity, the “Companies”), respectfully request that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., New York City time, on Thursday, August 19, 2021 or at such later time as the Companies or their counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

The Companies request that they be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP, the Companies’ counsel, at (212) 735-2573, and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

GLOBAL INDEMNITY GROUP, LLC

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer

GBLI HOLDINGS, LLC

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer

cc:	Dwight S. Yoo

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen W. Ries

Global Indemnity Group, LLC

[Signature Page to Acceleration Request]